Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, August 29, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 22 to August 26, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22/08/22	627,730	52.655010	33,053,129.43	XPAR
22/08/22	207,559	52.650322	10,928,048.18	CEUX
22/08/22	54,306	52.651067	2,859,268.84	TQEX
22/08/22	60,027	52.635331	3,159,541.01	AQEU
23/08/22	617,851	53.996917	33,362,049.17	XPAR
23/08/22	195,489	53.986234	10,553,714.90	CEUX
23/08/22	49,095	53.997832	2,651,023.56	TQEX
23/08/22	63,579	53.998918	3,433,197.21	AQEU
24/08/22	636,260	54.216039	34,495,496.97	XPAR
24/08/22	193,372	54.241381	10,488,764.33	CEUX
24/08/22	33,831	54.245889	1,835,192.67	TQEX
24/08/22	58,633	54.244710	3,180,530.08	AQEU
25/08/22	612,190	54.470145	33,346,078.07	XPAR
25/08/22	192,429	54.479184	10,483,374.90	CEUX
25/08/22	49,570	54.491775	2,701,157.29	TQEX
25/08/22	63,658	54.500124	3,469,368.89	AQEU
26/08/22	624,323	54.241446	33,864,182.29	XPAR
26/08/22	185,138	54.266132	10,046,723.15	CEUX
26/08/22	48,596	54.260202	2,636,828.78	TQEX
26/08/22	63,620	54.263413	3,452,238.34	AQEU
Total	4,637,256	53.9112	249,999,908.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com